Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 20, 2013

Press Release

For immediate release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

BARCLAYS BANK PLC ANNOUNCES QUARTERLY COUPON PAYMENT ON BARCLAYS ETN+ SELECT MLP ETN

New York, NY, May 20, 2013 – Barclays Bank PLC announced today the quarterly coupon amount for Barclays ETN+ Select MLP ETN (ticker: ATMP) (the “ETNs”).

	Coupon Valuation Date	Coupon Record Date	Coupon Ex Date	Coupon Payment Date	Coupon Amount	Current Yield[1]
ATMP	5/15/2013	5/29/2013	5/24/2013	6/6/2013	0.2648	3.99%

Barclays ETN+ Select MLP ETN is linked to the performance of the consolidated Volume-Weighted Average Price level of the Atlantic Trust Select MLP Index (the “Index”), and is designed to pay a quarterly coupon. The Index is designed to provide exposure to a basket of midstream U.S. master limited partnerships, limited liability companies and corporations in the GICS Energy Sector and GICS Gas Utilities Industry, that trade on major U.S. exchanges and meet certain eligibility criteria. Additionally, the Index will also provide exposure to Canadian corporations that own U.S. master limited partnerships.

For more information regarding the ETNs, including the calculation of the coupon amount, see the prospectus relating to the ETNs. The prospectus relating to the ETNs can be found on EDGAR, the SEC website, at: www.sec.gov. The prospectus is also available on the product website at www.ETNplus.com.

Barclays moves, lends, invests and protects money for customers and clients worldwide. With over 300 years of history and expertise in banking, we operate in over 50 countries and employ over 140,000 people.

We provide large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Our clients also benefit from access to the breadth of expertise across Barclays. We’re one of the largest financial services providers in the world, and are also engaged in retail banking, credit cards, corporate banking, and wealth and investment management.

Barclays offers premier investment banking products and services to its clients through Barclays Bank PLC.

For more information, visit www.barclays.com

[1]	Current Yield equals the current Coupon Amount annualized and divided by the relevant closing indicative value of the ETNs, rounded for ease of analysis. The relevant closing indicative value is the closing indicative value of the ETNs on May 15, 2013.

Press Release

For immediate release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

Selected Risk Considerations

An investment in the Securities involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You may lose some or all of your principal: The Securities are exposed to any decline in the level of the Index caused by any daily decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the daily financing charge and daily investing fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The Securities are riskier than ordinary unsecured debt securities and have no principal protection

Market and Volatility Risk: The market value of the securities may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Securities in the secondary market. Factors that may influence the market value of the Securities include prevailing market prices of the US stock markets, the Index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the Securities; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Credit of Barclays Bank PLC: The Securities are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Securities, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Securities prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities.

The Payment on the ETNs is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the ETNs: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs, may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index.

No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date.

Press Release

For immediate release	Press Contact:
Mark Lane +1 212 412 1413 mark.lane@barclays.com

A trading market for the Securities may not develop: Although the Securities are listed on NYSE Arca, a trading market for the Securities may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. We are not required to maintain any listing of the Securities on NYSE Arca or any other exchange. Therefore, the liquidity of the Securities may be limited.

Restrictions on the Minimum Number of Securities and Date Restrictions for Redemptions: You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on an optional redemption date. You may only redeem your Securities on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement

Uncertain tax treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable pricing supplement. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

© 2013, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED     NO BANK GUARANTEE     MAY LOSE VALUE

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